

CNB CORPORATION
BOARD OF DIRECTORS

James W. Barnette, Jr.	R. Phil Hucks
William R. Benson	Edward T. Kelaher
Harold G. Cushman	George F. Sasser
H. Buck Cutts	Howard B. Smith, III
W. Jennings Duncan	Lynn G. Stevens

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	Interim President
L. Ford Sanders, II	Interim Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
W.G. Holt, Jr.	Vice President
M. Terry Hyman	Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
Ernest J. Lareau	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Assistant Vice President
Gail S. Sansbury	Assistant Vice President
L. Ray Wells	Assistant Vice President
W. Page Ambrose	Assistant Vice President
Roger L. Sweatt	Assistant Vice President
L. Kay Benton	Assistant Vice President
Virginia B. Hucks	Assistant Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
Tammy S. Scarberry	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Rebecca G. Singleton	Banking Officer
Josephine C. Fogle	Banking Officer
Jeffrey P. Singleton	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes Jr.	Banking Officer
Doris B. Gasque	Banking Officer
Carlton A. Terry	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Graham	Banking Officer
John H. Sawyer, Jr	Banking Officer
Nicole Scalise	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Conway National continued to experience solid financial performance through the first three quarters of 2006. Net income for the nine-month period ended September 30, 2006, totaled $7,575,000, up from $7,435,000 for the same period in 2005. On a per share basis, earnings have grown 2.0% from $9.43 in 2005 to $9.62 in 2006. Although growth in income is less robust than is desirable, we are pleased to have surpassed year-to-date income reported for 2005 given the unique circumstances we have experienced during the past fifteen months.

As of September 30, 2006, total assets were $848,471,000, an increase of 11.0% over September 30, 2005; total deposits amounted to $680,382,000, an increase of 4.9% over the previous year; loans totaled $567,088,000, an increase of 18.3% from 2005; and investment securities were $176,506,000, a decrease of 7.3% from the prior year. Stockholders' equity totaled $77,822,000 at September 30, 2006, resulting in a book value of $99.11 per share. Growth in deposits was impacted by the reclassification of certain recurring funds which are now categorized as securities sold under agreement to repurchase. Total federal funds purchased and securities sold under agreement to repurchase were $65,547,000 at September 30, 2006, as compared to $33,914,000 at September 30, 2005, an increase of 93.3%.

Net income for the nine-month period ended September 30, 2006 of $7,575,000 represents an annualized return on average assets of 1.26% and an annualized return on average stockholders' equity of 13.69%, which compare favorably to peer and to historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased 8.7% from $21,091,000 for the nine-month period ended September 30, 2005, to $22,917,000 for the nine-month period ended September 30, 2006. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses increased 11% from $800,000 during the first three quarters of 2005 to $888,000 during the first three quarters in 2006 due, primarily, to growth in loan outstandings. The allowance for loan losses as a percentage of net loans, declined from 1.22% at September 30, 2005, to 1.16% at September 30, 2006. Other expenses increased 13.4% from $14,255,000 to $16,164,000 and other income increased 7.4% from $4,998,000 to $5,370,000 during the same period. Non-interest expenses have increased due to additional staffing, increased compensation, fixed asset expenditures, increased advertising, and proxy contest related expenses. Non-interest income increased primarily due to increased loan fee income, partially offset by lower service charge revenue on deposit accounts.

Conway National maintained solid earnings for the first three quarters of 2006 as the unusual growth in the local and national economy begins to level. Renovations to the second and third floors of the operations and administration building continue, and we expect these renovations to remain in process through the remainder of 2006 and into 2007.

We are very appreciative of your continued support, and we look forward to the future and continuing to build your Bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

SEPTEMBER 30, 2006

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	Sept. 30, 2006	Sept. 30, 2005
Cash and due from banks	$ 32,456,000	$ 34,823,000
Investment securities:		
Obligations of United States government agencies and corporations	154,981,000	167,470,000
Obligations of states and political subdivisions	18,802,000	21,197,000
Other securities	2,723,000	1,793,000
Total investment securities	176,506,000	190,460,000
Federal funds sold and securities purchased under agreement to resell	44,000,000	35,000,000
Loans	567,088,000	479,225,000
Less allowance for loan losses	(6,491,000)	(5,790,000)
Net loans	560,597,000	473,435,000
Bank premises and equipment	21,330,000	18,892,000
Other assets	13,582,000	11,961,000
Total assets	$ 848,471,000	$ 764,571,000

LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 144,491,000	$ 143,433,000
Interest-bearing	535,891,000	505,471,000
Total deposits	680,382,000	648,904,000
Federal funds purchased and securities sold under agreement to repurchase	65,547,000	33,914,000
Other short-term borrowings	18,436,000	3,249,000
Other liabilities	6,284,000	5,233,000
Total Liabilities	770,649,000	691,300,000
Stockholders' Equity:		
Common stock, par value $10.00 per share: Authorized 1,500,000; issued 789,774 in 2005 and 2006	7,898,000	7,898,000
Surplus	43,547,000	43,543,000
Undivided profits	28,669,000	22,993,000
Net unrealized holding gains (losses) on available-for-sale securities	(1,596,000)	(983,000)
Less treasury stock	(696,000)	(180,000)
Total stockholders' equity	$ 77,822,000	$ 73,271,000
Total liabilities and stockholders' equity	$ 848,471,000	$ 764,571,000

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Nine Months Ended	
INTEREST INCOME:	Sept. 30, 2006	Sept. 30, 2005
Interest and fees on loans	$ 29,996,000	$ 22,207,000
Interest on investment securities:		
Taxable investment securities	4,373,000	4,903,000
Tax-exempt investment securities	601,000	664,000
Other securities	75,000	60,000
Interest on federal funds sold and securities purchased under agreement to resell	788,000	523,000
Total interest income	35,833,000	28,357,000
INTEREST EXPENSE:		
Interest on deposits	11,612,000	6,802,000
Interest on federal funds purchased and securities sold under agreement to repurchase	1,268,000	450,000
Interest on other short-term borrowings	36,000	14,000
Total interest expense	12,916,000	7,266,000
Net interest income	22,917,000	21,091,000
Provision for loan losses	888,000	800,000
Net interest income after provision for loan losses	22,029,000	20,291,000
Other income:		
Service charges on deposit accounts	2,465,000	2,538,000
Gains/(losses) on securities	(6,000)	2,000
Other operating income	2,911,000	2,458,000
Total other income	5,370,000	4,998,000
Other expenses:		
Salaries and employee benefits	10,032,000	9,079,000
Occupancy expense	2,428,000	2,004,000
Other operating expenses	3,704,000	3,172,000
Total other expenses	16,164,000	14,255,000
Income before income taxes	11,235,000	11,034,000
Income tax provision	3,660,000	3,599,000
Net Income	$ 7,575,000	$ 7,435,000
Per share:		
Net income per weighted average shares outstanding	$ 9.62	$ 9.43
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 99.11	$ 92.94
Weighted average number of shares outstanding	787,507	788,497
Actual number of shares outstanding	785,169	788,411

Member Federal Reserve System • Member FDIC